05011786

Morgan

The Morgan Crucible Company plc

4th October 2005

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

RECEIVED 2005 OCT -7 P 12:14

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Disposal
Released	12:30 30-Sep-05
Number	0262S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:0262S
Morgan Crucible Co PLC
30 September 2005

FOR IMMEDIATE RELEASE 30 September 2005

SALE OF MAGNETICS DIVISION

The Morgan Crucible Company plc ("Morgan") agrees the sale of its Magnetics division to One Equity Partners

Morgan today announces that it has agreed to sell its Magnetics division to One Equity Partners ("OEP"), for £225 million payable in cash at completion along with the assumption by OEP of unfunded IAS19 pension and employee benefit liabilities. Completion of the transaction, which is subject among other things to shareholder approval and clearance from the competition authorities in Germany and Austria, is expected in November 2005.

Warren Knowlton, Chief Executive Officer of Morgan, said:

"The sale of Magnetics creates both value and opportunity for Morgan shareholders. This transaction delivers cash proceeds of £225 million, plus the reduction of our pension and employee benefit liabilities by c.£75 million, giving a total enterprise value of c.£300 million. This represents a post tax gain on disposal of the Magnetics division in excess of £50 million. The sale price represents a multiple of 1.7x sales and 21.1x EBITA* for the year ended 4 January 2005.

"This continues the transformation of Morgan. We are now in a position to accelerate the strategic development of the Group, rigorously focusing on those businesses where we have Number 1 or 2 positions in our target markets, through both organic investment and selected bolt-on acquisitions. The Board intends to pay down some bank debt and will consider making advance payments into our UK pension funds, and if appropriate, the Board will give consideration to buying back some shares.

"Our profit improvement plan remains firmly on track to meet or exceed the 10% operating margin target by the end of 2006."

Enquiries:

The Morgan Crucible Company plc 01753 837000
Warren Knowlton - Chief Executive Officer
Mark Robertshaw - Chief Financial Officer

JPMorgan Cazenove 020 7588 2828
Julian Cazalet
Robert Constant
Chris Byrne

Finsbury 020 7251 3801
Rupert Younger

Robin Walker

This summary should be read in conjunction with the full text of the following announcement. There will be a meeting for analysts at 2.30pm today at Cazenove, 20 Moorgate, EC2R 6DA.

*EBITA = Operating profit before financing costs, restructuring costs and property disposals

30 September 2005

The Morgan Crucible Company plc

SALE OF MAGNETICS DIVISION

Morgan agrees the sale of Magnetics to One Equity Partners for £300 million

INTRODUCTION

The Morgan Crucible Company plc ("Morgan") announces that it has today entered into a conditional agreement to sell its Magnetics Division ("Magnetics") to One Equity Partners LLC ("OEP") for c.£300 million, comprising £225 million payable in cash at completion plus the assumption of c.£75 million of International Accounting Standard ("IAS") 19 pension and employee benefits liabilities (the "Sale"). The Sale is conditional among other things on shareholder approval and a circular containing a notice convening an extraordinary general meeting, at which a resolution to approve the Sale will be proposed, will be sent to shareholders shortly.

INFORMATION ON MAGNETICS DIVISION

Morgan's Magnetics business comprises Vacuumschmelze, a company based in Hanau in Germany and that company's subsidiary operations based in Slovakia, Malaysia and China. The company was acquired by Morgan from Siemens in 1999 for £115 million cash and £25 million debt. Magnetics employs approximately 4,000 people worldwide including subcontractors (1,500 employees in Germany; 800 employees in Slovakia; 1,700 employees and subcontractors in Asia). It engineers and manufactures a wide variety of high quality magnetic materials, parts, inductive components and integrated systems. As a diversified supplier, Magnetics provides its customers with a global, single-point sourcing capability and customised solutions to meet their specific needs. Magnetics' products are used in a wide variety of industrial sectors, from aircraft construction to medical technology. Magnetics is led by Dr Hartmut Eisele, Chief Executive Officer, who is assisted by Andrea Bauer as Chief Financial Officer.

On an International Financial Reporting Standards ("IFRS") basis, for the financial year ended 4 January 2005, Magnetics generated an operating profit before financing costs, restructuring costs and property disposals ("EBITA") of £14.2 million on turnover of £181.2 million. As at 4 January 2005, Magnetics had net assets of £126.4 million and gross assets of £245.9 million. For the six months ended 4 July 2005, Magnetics generated EBITA of £7.6 million on turnover of £90.7 million. As at 4 July 2005, Magnetics had net assets of £131.8 million and gross assets of £250.2 million.

BACKGROUND TO AND REASONS FOR THE PROPOSED SALE

Since the strategic review that commenced in March 2003, Morgan has concentrated on driving profitability through a robust profit improvement plan to reach double digit operating profit margins by the end of 2006. This programme remains firmly on track with margins increasing each half year, since the first half of 2002 when operating margins were 2.7%, to 8.1% at the end of the first half of 2005.

Morgan continues to reposition its portfolio of businesses by increasing its focus on attractive market segments with less cyclicality and price

commoditisation. This repositioning, in conjunction with the goal of increasing the value-added component of its product offering via technological leadership, further strengthens Morgan's commitment of delivering sustained value for its shareholders.

Whilst the Board believes that Magnetics is a high quality business, it believes that the agreed price, which represents an enterprise value multiple of 1.7x sales and 21.1x EBITA for the year ended 4 January 2005, is an attractive one which represents fair value for the Magnetics business.

Furthermore, of Morgan's four main divisions, Magnetics has the lowest percentage of its sales from segments with a number one or two market position. The Board believes that the Group's remaining divisions, which enjoy stronger comparative market positions than Magnetics, will provide excellent opportunities for future growth and returns in the Group and that these will be enhanced by the increased financial resources created by the disposal of Magnetics. Particular opportunities for growth include a number of new product developments such as piezo ceramics (Technical Ceramics), second generation ballistic armour (Carbon), and next generation high temperature Superwool (Thermal Ceramics).

USE OF PROCEEDS AND STRATEGIC DEVELOPMENT

The net cash proceeds from the Sale are expected to be approximately £200 million net of tax and transaction costs. The proceeds of the Sale will significantly strengthen Morgan's balance sheet and, as indicated above, will provide the Company with increased financial flexibility to accelerate the strategic development of the Group, by investing in profitable growth initiatives including, if the opportunity arises, selected bolt-on acquisitions. The proceeds from the Sale will improve the Company's balance sheet. Morgan is intending to pay down some bank borrowings to give greater flexibility. Additionally, Morgan will consider making advanced payments into the Morgan UK pension funds to reduce statutory deficits and, if appropriate, the Board will give consideration to buying back some shares. The Sale is expected to result in a post tax profit on disposal in the current financial year in excess of £50 million with consequential effect on the consolidated shareholders' funds of the Group in the current financial year.

CURRENT TRADING AND PROSPECTS FOR THE CONTINUING MORGAN GROUP

The Group's geographic markets, taken overall, continue to grow. Within this, European markets are expected to remain soft for the foreseeable future; however the total exposure of Morgan to lower growth Continental European markets has been reduced by the disposal of Magnetics. Demand in the North American and Asian markets continues to be strong.

Current trading is in line with the Board's expectations. Through the strategic repositioning of Morgan and the ongoing delivery of the profit improvement programme, the Board is confident in the financial and trading prospects of the Group for the current financial year.

PRINCIPAL TERMS OF THE PROPOSED SALE

The consideration for the sale of Magnetics is c.£300 million, of which £225 million will be received by Morgan in cash at completion, together with the assumption by the purchaser of c.£75 million of IAS19 pension and employee benefits liabilities. The cash element of the price is subject to adjustments to be made in respect of the aggregate amount of cash, debt and working capital in certain companies in the Magnetics business as at 30 September 2005.

Completion of the Sale is conditional, among other things, on shareholder approval, clearance of the Sale by the competition authorities in Germany and Austria, and confirmation being given that the Sellers (being certain Morgan subsidiaries) have effected certain agreed restructuring steps of the holding

companies of the Magnetics group and of the amount of capital reserves in the balance sheets of Vacuumschmelze and the holding companies in the Magnetics group. Completion is also conditional on certain warranties being true and correct as at the date of completion.

If any of the conditions to completion have not been fulfilled or (where capable of waiver) waived by the purchaser by 28 February 2006, or if following such fulfilment, completion does not occur within 14 days of the agreed completion date, each of the purchaser and the Sellers shall have the right to terminate the agreement, unless the failure to fulfil is in the control of the party seeking to terminate.

The agreement may also be terminated prior to completion by the purchaser or any of the Sellers if certain material adverse changes affecting the Magnetics business occur prior to completion.

The Sellers have given various representations, warranties and indemnities, subject to certain limitations, and have given certain undertakings not to compete with the Magnetics business. Certain representations and warranties will be repeated at completion. Morgan has assumed joint and several liability for the obligations of the Sellers under the Sale agreement.

Certain governmental approvals and consents in China are required for the transfer of the shares in the Chinese subsidiary company which forms part of the Magnetics business being sold. The Sale agreement provides that if such approvals and consents have not been obtained when the other conditions to completion are fulfilled (or, where applicable, waived), transfer of the shares in the Chinese subsidiary shall be delayed until 10 days after such approvals and consents have been obtained and £6.8 million of the purchase price shall be held in escrow until the earlier of (i) the date on which transfer of those shares becomes effective and (ii) 29 September 2006.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for The Morgan Crucible Company plc and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than The Morgan Crucible Company plc for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

Notes to Editors

About The Morgan Crucible Company plc

Morgan was founded in 1856 and is based in Windsor, near London, in the United Kingdom. The company's shares are listed and traded on the London Stock Exchange. Morgan is a constituent of the FTSE250 index. Following completion of the above transaction, Morgan will be composed of 4 Global Business Units ("GBUs"), focusing on two main product groups, Carbon and Ceramics. The companies that comprise the GBUs own sites that are located all over the world.

The GBUs design, develop and supply a broad range of products made from carbon and ceramic materials. They own many global brands. Their products are used in a wide range of applications from transport and aerospace to fire protection and body armour.

About One Equity Partners

One Equity Partners ("OEP") manages $5 billion of investments and commitments for JPMorganChase & Co. in direct private equity transactions. Partnering with management, OEP invests in transactions that initiate strategic and operational changes in businesses to create long-term value. OEP's investment professionals are located across North America and Europe, with offices in New York, Chicago and Frankfurt.

This information is provided by RNS
The company news service from the London Stock Exchange

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